EXHIBIT 3

AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date: June 10, 2025

CSIP VI Corporate Acquisitions, LP

By: /s/ Richard Fitzgerald
    Name: Richard Fitzgerald
    Title: Managing Partner

CSFC Financing I, LLC

By: /s/ Richard Fitzgerald
    Name: Richard Fitzgerald
    Title: Managing Partner

CSFC Management Company, LLC

By: /s/ Richard Fitzgerald
    Name: Richard Fitzgerald
    Title: Managing Partner

CapitalSpring Finance Company, LLC

By: /s/ Richard Fitzgerald
    Name: Richard Fitzgerald
    Title: Managing Partner

Richard Fitzgerald

    /s/ Richard Fitzgerald
    Richard Fitzgerald

W.K.S. Restaurant Corporation

By: /s/ Roland Spongberg
    Name: Roland Spongberg
    Title: President & CEO

Roland Spongberg

/s/ Roland Spongberg
Roland Spongberg